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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingsbury Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Avenue, Suite 510
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Finnerty (312) 380-5306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William D. Vellon, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Kingsbury Capital, Inc.** as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Subscribed and sworn to before me this

26th day of February, 2018

OFFICIAL SEAL
EDWIN C BLITZ
NOTARY PUBLIC, STATE OF ILLINOIS
COOK COUNTY
MY COMMISSION EXPIRES 03/21/2021

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Kingsbury Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kingsbury Capital, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kingsbury Capital, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kingsbury Capital, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kingsbury Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Kingsbury Capital, Inc.'s auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Kingsbury Capital, Inc.'s financial statements. The supplemental information is the responsibility of Kingsbury Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 15, 2018

Kingsbury Capital, Inc.
Statement of Financial Condition
As of December 31, 2017

Assets

Cash	$ 45,903
Commissions Receivable	$ 53,172
Accounts Receivable	$ 8,515
Clearing Deposit	$ 40,000
Furniture & Fixtures, at cost, less accumulated depreciation of $12,865	$ -
Other Assets	$ 15,656
Total Assets	$ 163,246

Liabilities and Stockholder's Equity

Liabilities	
Commissions Payable	$ 45,313
Accounts Payable & Accrued Expenses	$ 29,084
Total Liabilities	$ 74,397
Stockholder's Equity	
Common Stock, $1 par value, 50,000 shares issued and outstanding	$ 50,000
Additional Paid-In Capital	$ 73,380
Retained Earnings	$ (34,531)
Total Stockholder's Equity	$ 88,849
Total Liabilities and Stockholder's Equity	$ 163,246

The accompanying notes to the financial statements are an integral part of these statements.

Kingsbury Capital, Inc.
Statement of Operations
Year Ended December 31, 2017

Revenues		
Commission Income	$	1,051,890
Other Income	$	141,396
Total Revenue	$	1,193,286
Expenses		
Commissions	$	858,787
Depreciation Expense	$	1,459
Employee Compensation and Benefits	$	136,486
Insurance	$	27,924
Occupancy	$	60,057
Office Expenses	$	8,824
Professional Fees	$	18,395
Regulatory	$	19,368
Technology	$	8,347
Travel and Entertainment	$	36,286
Other Expenses	$	5,187
Total Expense	$	1,181,120
Net Income	$	12,166

The accompanying notes to the financial statements are an integral part of these statements.

Kingsbury Capital, Inc.
Statement of Cash Flows
As of December 31, 2017

Cash Flows		
Net Income	$	12,166
Adjustments to reconcile Net Income to Net Cash provided by operating activities		
Depreciation and Amortization	$	1,459
Increase decrease in operating assets		
Commissions Receivable	$	5,577
Accounts Receivable	$	(2,218)
Clearing Deposit	$	10,000
Other Assets	$	(28)
Increase decrease in operating liabilities		
Commissions Payable	$	4,565
Accounts Payable and Accrued Expenses	$	(179)
Net Cash Provided by Operating Activities	$	31,342
Financing Activities		
Stockholder's Distribution	$	(9,500)
Stockholder's Contribution	$	-
Net Cash Used by Financing Activities	$	(9,500)
Net Increase in Cash	$	21,842
Cash at Beginning of Year	$	24,061
Cash at End of Year	$	45,903

The accompanying notes to the financial statements are an integral part of these statements.

Kingsbury Capital, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance December 31, 2016	$ 50,000	$ 73,380	$ (37,197)	$ 86,183
Contributions				$ -
Dividends Paid			$ (9,500)	$ (9,500)
Net income			$ 12,166	$ 12,166
Balance December 31, 2017	**$ 50,000**	**$ 73,380**	**$ (34,531)**	**$ 88,849**

The accompanying notes to the financial statements are an integral part of these statements.

Kingsbury Capital, Inc.
Notes to Financial Statements
December 31, 2017

1. Organization of Business

Kingsbury Capital, Inc. (the "Company) was incorporated in the state of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities and Exchange Act of 1934. In March 2015, Edwin C. Blitz Investments, Inc. was acquired by Kingsbury Holdings, Inc. and renamed Kingsbury Capital, Inc. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant account policies followed by the Company are presented below.

2. Summary of Significant Account Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Depreciation

Deprecation of furniture and fixtures is computed using the straight line method for financial reporting purposes.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Revenue Recognition

Commission income is recorded as earned.

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectable receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold trading securities, nor does it hold customer securities at December 31, 2017. Because the Company does not handle customers' securities, Rule 15c3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. Federal income tax examinations for years ending before December 31, 2013 and Illinois income tax examinations for year ending before December 31, 2012.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $62,677 which is in excess of the requirement of $5,000 and a net capital ratio of 15 to 1 as of December 31, 2017.

4. Filling Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2017. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Lease Commitments

The company has an operating lease for office space that expires in July 2024. The lease is subject to escalation clauses based on the operating expenses of the lessor. Total rental expense for year-ending December 31, 2017 was $60,057.

At December 31, 2017, the aggregate minimum annual commitments under the lease are as follows:

Year	Maximum Potential Liability
2018	$59,466
2019	$60,367
2020	$61,268
2021	$62,169
Thereafter	$191,913

6. Related Party Transactions

The Company charges Kingsbury Capital Investment Advisors, LLC, a related entity, for office space, employee payroll and shared supplies. Total reimbursements for year-ending December 31, 2017 was $72,000.

7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. Clearing Account

The Company's has a Secondary Clearing Arrangement with RBC Capital Markets, LLC through a Sub-Broker Agreement with R.F. Lafferty & Co. Inc. The Sub-Broker Agreement requires a clearing deposit account. As of December 31, 2017, the required amount deposited with R.F Lafferty & Co. Inc. was $40,000.00

9. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Subsequent Events

Management has evaluated events and transactions from January 1, 2017 through February 15, 2018, the date of the statement of financial condition was issued, noting no material events requiring disclosure in the Company's statement of financial condition.

Supplemental Schedules

Kingsbury Capital, Inc.
Computations of Net Capital Under Rule 15c3-1
As of December 31, 2017
Schedule 1

Aggregated Indebtedness

Commissions Payable	$ 45,313
Accounts Payable & Accrued Expenses	$ 29,084
Total Aggregate Indebtedness	$ 74,397
Minimum Required Net Capital (6 2/3% of Aggregated Indebtedness)	$ 4,960
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000

Computation of Basic Net Capital Requirements

Stockholder's Equity	$ 88,849
Deductions	
Non-Allowable Commissions Receivable	$ 2,001
Non-Allowable Accounts Receivable	$ 8,515
Non-Allowable Other Assets	$ 15,656
Total Deductions	$ 26,172
Net Capital	$ 62,677
Net Capital Requirement (minimum)	$ 5,000
Capital In Excess of Minimum Requirement	$ 57,677
Ratio of Aggregated Indebtedness to Net Capital	118.70%

No material changes between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2017

Kingsbury Capital, Inc.
Computations of Net Capital Under Rule 15c3-1
As of December 31, 2017
Schedule 2

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15C3-3

Kingsbury Capital, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Kingsbury Capital, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1)

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Kingsbury Capital, Inc.

We have reviewed management's statements, included in the accompanying Kingsbury Capital, Inc. Exemption Report, in which (1) Kingsbury Capital, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 15, 2018

KINGSBURY
CAPITAL

Kingsbury Capital, Inc. • Kingsbury Capital Investment Advisors, LLC

Kingsbury Capital Inc's Exemption Report

We, as members of management of Kingsbury Capital, Inc., (the "Company") are responsible for complying with 17 C.F.R. §240.17a-15, "Reports to be made by certain brokers and dealers" and complying with C.F.R. §240.15c3-3 (k)2(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3 (k)2(ii) (the "exemption provisions") and (2) we met the identified exemption provision throughout the most recent fiscal year ending December 31, 2017 with exception.

Kingsbury Capital, Inc.

By: ______________________
William D. Vellon
President

February 15, 2018

One Rotary Center • 1560 Sherman Avenue • Suite 510 • Evanston, IL 60201 • Phone: 312.380.5300 • Fax: 312.380.5330
www.kingsburycap.com